

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 MAY 28 7:21

22 May 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03022130

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 May 2003 relating to the change of recommendation to distribute final dividend for the year ended 31 December 2002 as published in the South China Morning Post in Hong Kong on 22 May 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 6/3



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT

SUMMARY

The Board of Directors (the "Board") of Shangri-La Asia Limited ("SA") announces that at the board meeting of SA held on 21 May 2003, the Board resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend is now recommended to be declared for such period.

Further to the announcement dated 9 May 2003 issued by SA regarding the adverse impact of the recent outbreak of atypical pneumonia in Hong Kong, Mainland China and other countries in South East Asia on the results of the SA Group for the first six months of 2003, the Board of SA announces that at the board meeting of SA held on 21 May 2003, the Board resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend is now recommended to be declared for such period.

In light of the Board's revised recommendation not to declare a final dividend for the year ended 31 December 2002, the proposed resolution regarding the declaration of a final dividend for the year ended 31 December 2002 will be withdrawn at the Annual General Meeting of SA to be held on 30 May 2003 (the "AGM").

The Board of SA also announces that the closure of the Registers of Members of SA for the period from 27 May 2003 to 30 May 2003, both dates inclusive, will remain unchanged in order to determine those shareholders who will be eligible to attend the AGM.

Shareholders of SA and investors should exercise caution when dealing in the shares of SA.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 21 May 2003



SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

22 May 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 21 May 2003 as published in the South China Morning Post in Hong Kong on 22 May 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 21 MAY 2003.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its unaudited financial results for the first quarter ended 31 March 2003 in Malaysia on 21 May 2003. The financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its unaudited financial results for the first quarter ended 31 March 2003 in Malaysia on 21 May 2003. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FIRST QUARTER ENDED 31 MARCH 2003 - UNAUDITED

	Three Months Ended	
	31.3.2003 *RM'000*	31.3.2002 *RM'000*
Revenue	**64,199**	**48,834**
Operating profit/(loss) before exceptional items	8,616	1,871
Exceptional items	0	0
Operating profit/(loss) after exceptional items	8,616	1,871
Interest expense	(1,748)	(701)
Interest income	11	23
Share of results of associated companies	(468)	(1,103)
Profit/(loss) before taxation	**6,411**	**90**
Tax expense	(2,574)	(702)*
Profit/(loss) after taxation	**3,837**	**(612)***
Minority Interests	(36)	(66)*
Net profit/(loss) attributable to members of Shangri-La Hotels (Malaysia) Berhad	**3,801**	**(678)***
Basic Earnings/(Loss) per Ordinary Share (sen)	0.86	(0.15)*
Diluted Earnings per Ordinary Share (sen)	NA	NA

Change in Accounting Policy

With effect from 1 January 2003, the SHMB Group changed its accounting policy with respect to the treatment of deferred taxation in order to conform with the requirements of Malaysian Accounting Standards Board ("MASB") Standard 25 – Income Taxes, which has become effective for financial periods beginning on or after 1 July 2002. The adoption of MASB Standard 25 – Income Taxes has been dealt with by way of a prior year adjustment, which has given rise to a reduction in shareholders' funds as at 31 December 2002 amounting to RM50.198 million. Consequently, the net tangible assets per share of the SHMB Group have reduced from RM2.71 to RM2.60. Certain comparative figures have been restated to take into account the requirements of MASB Standard 25 – Income Taxes.

* The comparative figures have been restated to reflect the adoption of MASB 25 – Income Taxes.

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE FIRST QUARTER ENDED 31 MARCH 2003 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 21 May 2003



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

22 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re : Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's Circular to shareholders dated 21 May 2003 regarding the change of recommendation to distribute final dividend for the year ended 31 December 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr Jeff Maddox/Ms Lisa Bostwick

J P Morgan
- Ms Tintin Subagyo

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Executive Directors:
Mr YE Longfei *(Chairman)*
Mr KUOK Khoon Ho
Mr KUOK Khoon Loong, Edward
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

21 May 2003



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

21 May 2003

To the Shareholders

Dear Sir or Madam,

Further to the announcement dated 9 May 2003 issued by Shangri-La Asia Limited ("SA") regarding the adverse impact of the recent outbreak of atypical pneumonia in Hong Kong, Mainland China and other countries in South East Asia on the results of the SA Group for the first six months of 2003, the Board of Directors (the "Board") has, at the board meeting of SA held on 21 May 2003, resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend is now recommended to be declared for such period.

In light of the Board's revised recommendation not to declare a final dividend for the year ended 31 December 2002, the proposed resolution regarding the declaration of a final dividend for the year ended 31 December 2002 will be withdrawn at the Annual General Meeting of SA to be held on 30 May 2003 (the "AGM").

The closure of the Registers of Members of SA for the period from 27 May 2003 to 30 May 2003, both dates inclusive, will remain unchanged in order to determine those shareholders who will be eligible to attend the AGM.

Yours faithfully,
For and on behalf of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部香格里格(亞洲)有限公司股份**售出或轉讓**，應立即將本通函送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

執行董事：
叶龍蜚先生(主席)
郭孔輔先生
郭孔錀先生
Thaddeus Thomas BECZAK先生
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事：
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
Alexander Reid HAMILTON先生*
蘇慶贊先生*
何建昌先生
(何建源先生之替任董事)

* 獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

二零零三年五月二十一日



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

敬啟者：

繼香格里拉(亞洲)有限公司(「香格里拉亞洲」)於二零零三年五月九日所發出之公佈，有關於香港、中國國內及其他東南亞國家最近受到非典型肺炎爆發對香格里拉亞洲集團於二零零三年首六個月之財務業績所造成之負面影響，董事會已於二零零三年五月二十一日召開之董事會會議中，議決更改其於二零零三年三月二十一日所提出關於派發截至二零零二年十二月三十一日止年度之末期股息每股5港仙(股東可選擇以股代息)的建議，現建議於該期間不宣派末期股息。

因董事會提出不宣派截至二零零二年十二月三十一日止年度末期股息的修訂建議，有關宣派截至二零零二年十二月三十一日止年度之末期股息所提出的決議案將於二零零三年五月三十日舉行之香格里拉亞洲股東週年大會(「股東週年大會」)上撤回。

香格里拉亞洲仍保留於二零零三年五月二十七日至二零零三年五月三十日(包括首尾兩天)之期間內暫停辦理股份過戶登記手續，以決定合資格出席股東週年大會之股東。

此致

列位股東　台照

代表董事會
香格里拉(亞洲)有限公司
主席
叶龍蜚

二零零三年五月二十一日